SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

018680306

(CUSIP Number of Class of Securities)

Peter C. Chang

Chief Executive Officer

Alliance Fiber Optic Products, Inc.

275 Gibraltar Drive

Sunnyvale, California 94089

(408) 736-6900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo

Gabriella A. Lombardi

Matthew K. Desharnais

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, and the exhibits thereto, the “Schedule 14D-9”) of Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. The Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Corning Incorporated, a New York corporation (“Corning” or “Parent”), to purchase all of the issued and outstanding common stock of AFOP, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the common stock of AFOP pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each a “Share” and collectively, the “Shares”) at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.                                 Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person —Tender Offer” is hereby amended and supplemented by inserting the following paragraphs between the third to last and second to last paragraphs of the section:

“The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time (the end of the day) on Thursday, May 19, 2016, is being extended in accordance with the Merger Agreement until 5:00 pm, New York City time on Friday, June 3, 2016.

On May 13, 2016, Corning issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.                                 Material to be Filed as Exhibits.

“Item 9. Material to be Filed as Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(E) the Exhibit:

(a)(5)(G) Press Release issued by Corning Incorporated, dated May 13, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed by Corning and Purchaser on May 13, 2016).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2016	Alliance Fiber Optic Products, Inc.

	By:	/s/ Anita K. Ho
Anita K. Ho
Acting Chief Financial Officer